HENLYS
Group plc

1 Imperial Place
Elstree Way
Borehamwood
Hertfordshire WD6 1JJ
Telephone: 020 8953 9953
Fax: 020 8207 2477

Our Ref: PD/sl/L5581

25 June 2004.

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Judiciary Plaza, 450 Fifth Street NW,
Washington DC 20549,
United States of America.

BY DHL.

Ladies and Gentlemen,

Re: Henlys Group plc (File No.82-5051)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

On behalf of Henlys Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(1) (iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:

1. Directorate change. Announcement dated 15 June, 2004.

2. Application to delist. Announcement dated 23 June, 2004.

3. Delisting Circular to Shareholders dated 23 June, 2004.

dw
6/29

Very truly yours,

P. Dawes.
Group Company Secretary

Encl.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your Ordinary Shares, you should send this document at once to the purchaser or transferee bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

HENLYS
Group plc

(Registered in England, number 435086)

Delisting from the Official List of the UK Listing Authority and from trading on the London Stock Exchange's market for listed securities

---

HENLYS
Group plc

(Registered in England, number 435086)

Directors:

D N James C.B.E* (Chairman)
T A Welsh (Chief Executive)
G R W Gillespie (Finance Director)
J D Bust (Executive Director)
T J Redburn (Executive Director)
M S Ost* (Deputy Chairman)
C J S Woodwark*
C I Cowan*
R W Hawksworth*

*Non-Executive

Registered Office:

1 Imperial Place
Elstree Way
Borehamwood
Hertfordshire
WD6 1JJ

23 June 2004

To the Shareholders of Henlys and, for information only, to participants in the Company's Share Option Schemes

Dear Shareholder,

On 10 June 2004, the Board announced that discussions with its lending banks and other principal creditors were continuing with the aim of achieving a restructuring of the Group which preserves the Group's principal operating businesses in North America and offers significant prospects for an enhancement of operating performance, leading in turn to improvements in value in the longer term. These discussions continue to be constructive and the Board anticipates that they will lead to a positive outcome for creditors. Nonetheless, the Board believes that due to the concentration of debt at the parent company level, any such restructuring is likely to involve a substantial dilution of Shareholders' interests and attribute little or no value to the Ordinary Shares. In the circumstances, the Board has resolved to delist the Ordinary Shares from the Official List and from trading on the London Stock Exchange's market for listed securities. The Company has now applied to have its Ordinary Shares delisted and this is expected to become effective on 22 July 2004.

The Company has previously put in place certain arrangements concerning the Company's American Depositary Receipts ("ADRs") under a Deposit Agreement with The Bank of New York which acts as the Depositary under the Deposit Agreement. The Company has today given the requisite notice of termination of the Deposit Agreement to The Bank of New York who are required to notify holders of the ADRs.

Background to and reasons for the restructuring and delisting

In trading statements issued on 3 February 2004 and 9 March 2004, Henlys announced that the turnaround of Blue Bird was developing more slowly than originally anticipated and that as a result, profit before tax would be approximately £31.0 million lower than previously expected. On 31 March 2004, Mayflower, along with TransBus International (the operating subsidiary of TransBus Holdings, which is 30 per cent. owned by the Company), went into administration and the Board of Henlys announced that, whilst it would seek to obtain value for Henlys' investment, it would be making a full provision against its investment in TransBus Holdings which appeared in the consolidated accounts for the year ended 30 September 2003 at £71.0 million. Subsequently, during May 2004, the administrator of Mayflower completed the disposals of the business and assets of TransBus International with no value accruing to Henlys. In light of the combined impact of the slower than anticipated turnaround at Blue Bird and the loss of the TransBus Holdings dividend income (reported as £4.8 million in the consolidated accounts for the year ended 30 September 2003), the Board has concluded that any value attributable to the Company's stakeholders can only be rebuilt in the long-term.

The Board has reviewed all options available to the Company. In this context, the Board believes that the Group needs to address its significant debt burden and its forthcoming scheduled amortisation

payments. The Board therefore believes that it will be necessary to agree a restructuring of the Group's debt obligations to facilitate a continuation of the turnaround plan and an enhancement of operating performance. In due course, it is anticipated that these improvements will deliver value in the longer term. In the short term, it is likely that any restructuring will result in a substantial dilution of Shareholders' existing interests.

In view of the Group's financial position and the need to implement such a restructuring, the Board believes that it is no longer appropriate to maintain a listing of the Ordinary Shares. The ongoing business is a North American business and does not warrant a listing in the United Kingdom given the significant obligations and substantial costs which are associated with that listing.

Date of delisting

The Company has requested that the Listing of the Ordinary Shares is cancelled with effect from the opening of business on 22 July 2004. Notwithstanding the cancellation of the Listing, Shareholders will remain protected by company law and, to the extent it applies, The City Code on Takeovers and Mergers.

Shareholders should be aware that if they have not sold or otherwise transferred all their Ordinary Shares prior to the cancellation (or earlier suspension) of the Listing they will not be able to sell or otherwise deal in them on the London Stock Exchange after that time. In addition, it is not the Board's current intention to re-list the Shares at a later date following completion of the restructuring.

Announcement of interim results

Pending further progress with the continuing discussions with the Company's lending banks and other principal creditors, in the light of the current uncertainty, the Board anticipates that it will not be in a position to announce the interim results of the Group for the six months ended 31 March 2004 by 29 June 2004, as is required by the UKLA Listing Rules. As a consequence, the Company will be requesting the UKLA to suspend the Company's shares from Listing with effect from 30 June 2004. Whilst this is regrettable, since the Board has already applied for the cancellation of the Listing, the earlier suspension is expected to have no material additional adverse effect on Shareholders. The Board does not expect to be in a position to announce the interim results before the delisting becomes effective and, as a result, the Board expects the suspension to continue until the Company's shares are delisted.

Action to be taken

No action is required to be taken by Shareholders.

Yours sincerely

David N. James

Chairman

Definitions

The following definitions apply throughout this document unless the context requires otherwise:

"Act"	Companies Act 1985
"Board or Directors"	the directors of the Company
"Blue Bird"	Blue Bird Body Company
"FSA"	the Financial Services Authority
"FSMA"	the Financial Services and Markets Act 2000 as amended from time to time
"Group"	Henlys Group plc and its subsidiaries
"Henlys or the Company"	Henlys Group plc
"Listing"	the listing of the Ordinary Shares on the Official List
"London Stock Exchange"	the London Stock Exchange plc
"Mayflower"	The Mayflower Corporation plc
"Official List"	the Official List of the UK Listing Authority
"Ordinary Shares"	Ordinary shares of 25p each in the capital of the Company
"Shareholders"	holders of Ordinary Shares
"TransBus International"	TransBus International Limited
"TransBus Holdings"	TransBus Holdings Limited
"UKLA or UK Listing Authority"	the FSA acting in its capacity as competent authority for the purposes of Part IV of the FSMA and in the exercise of its function in respect of the admission of securities to the Official List otherwise than in accordance with Part VI of the FSMA

imprima de bussy — C89909

HENLYS
Group plc

Company	Henlys Group PLC
TIDM	HNL
Headline	Directorate Change
Released	10:26 15 Jun 2004
Number	7651Z

HENLYS GROUP PLC
DIRECTORATE CHANGE

The Board of Henlys Group PLC ("Henlys" or the "Company") is pleased to announce that the Board will be strengthened by the appointment of Mr. Timothy Redburn as an executive director of the Company with effect from today.

Mr. Redburn's most recent executive role was as Chief Executive of Simon Group plc. Mr. Redburn is a chartered accountant with extensive corporate restructuring and turnaround experience including senior level appointments at Lep Group plc, Davies and Newman Holdings PLC, Electron House Plc (now renamed Eurodis Electron Plc) and Hoverspeed Ltd.

Further information on Mr. Redburn is set out below.

Enquires:

David James +44 (0)20 7808 7225
Non-Executive Chairman
Henlys Group PLC

In accordance with Listing Rule 16.4 Henlys announces that Mr. Redburn has held directorships in the following publicly quoted companies during the previous five years:

Simon Group plc
Chesterton International plc

Save as set out above, there are no matters that are required to be disclosed pursuant to Listing Rule 16.4.

END

Company website

Regulatory Announcement

Go to market news section

Company	Henlys Group PLC
TIDM	HNL
Headline	Re Delisting/ Interim Results
Released	11:29 23-Jun-04
Number	0521A

HENLYS Group plc

ANNOUNCEMENT REGARDING APPLICATION TO DELIST AND INTERIM RESULTS

HENLYS GROUP PLC

On 10 June 2004, the Board announced that discussions with its lending banks and other principal creditors were continuing with the aim of achieving a restructuring of the Group which preserves the Group's principal operating businesses in North America and offers significant prospects for an enhancement of operating performance, leading in turn to improvements in value in the longer term. These discussions continue to be constructive and the Board anticipates that they will lead to a positive outcome for creditors. Nonetheless, the Board believes that due to the concentration of debt at the parent company level, any such restructuring is likely to involve a substantial dilution of Shareholders' interests and attribute little or no value to the Ordinary Shares. In the circumstances, the Board has resolved to delist the Ordinary Shares from the Official List and from trading on the London Stock Exchange's market for listed securities. The Company has now applied to have its Ordinary Shares delisted and this is expected to become effective on 22 July 2004.

The Company is sending a circular to shareholders in relation to the application to delist, in accordance with the Listing Rules.

The Company has previously put in place certain arrangements concerning the Company's American Depositary Receipts ("ADRs") under a Deposit Agreement with The Bank of New York which acts as the Depositary under the Deposit Agreement. The Company has today given the requisite notice of termination of the Deposit Agreement to The Bank of New York who are required to notify holders of the ADRs.

Background to and reasons for the restructuring and delisting

In trading statements issued on 3 February 2004 and 9 March 2004, Henlys announced that the turnaround of Blue Bird was developing more slowly than originally anticipated and that as a result, profit before tax would be approximately £31.0 million lower than previously expected. On 31 March 2004, Mayflower, along with TransBus International (the operating subsidiary of TransBus Holdings, which is 30 per cent. owned by the Company), went into administration and the Board of Henlys announced that, whilst it would seek to obtain value for Henlys' investment, it would be making a full provision against its investment in TransBus Holdings which appeared in the consolidated accounts for the year ended 30 September 2003 at £71.0 million. Subsequently, during May 2004, the administrator of Mayflower completed the disposals of the business and assets of TransBus International with no value accruing to Henlys. In light of the combined impact of the slower than anticipated turnaround at Blue Bird and the loss of the TransBus Holdings dividend income (reported as £4.8 million in the consolidated accounts for the year ended 30 September 2003), the Board has concluded that any value attributable to the Company's stakeholders can only be rebuilt in the long-term.

The Board has reviewed all options available to the Company. In this context, the Board believes that the Group needs to address its significant debt burden and its forthcoming scheduled amortisation payments. The Board therefore believes that it will be necessary to agree a restructuring of the Group's debt obligations to facilitate a continuation of the turnaround plan and an enhancement of operating performance. In due course, it is anticipated that these improvements will deliver value in the longer term. In the short term, it is likely that any restructuring will result in a substantial dilution of Shareholders' existing interests.

In view of the Group's financial position and the need to implement such a restructuring, the Board believes that it is no longer appropriate to maintain a listing of the Ordinary Shares. The ongoing business is a North American business and does not warrant a listing in the United Kingdom given the significant obligations and substantial costs which are associated with that listing.

Date of delisting

The Company has requested that the Listing of the Ordinary Shares is cancelled with effect from the opening of business on 22 July 2004. Notwithstanding the cancellation of the Listing, Shareholders will remain protected by company law and, to the extent it applies, The City Code on Takeovers and Mergers.

Shareholders should be aware that if they have not sold or otherwise transferred all their Ordinary Shares prior to the cancellation (or earlier suspension) of the Listing they will not be able to sell or otherwise deal in them on the London Stock Exchange after that time. In addition, it is not the Board's current intention to re-list the Shares at a later date following completion of the restructuring.

Announcement of interim results

Pending further progress with the continuing discussions with the Company's lending banks and other principal creditors, in the light of the current uncertainty, the Board anticipates that it will not be in a position to announce the interim results of the Group for the six months ended 31 March 2004 by 29 June 2004, as is required by the UKLA Listing Rules. As a consequence, the Company will be requesting the UKLA to suspend the Company's shares from Listing with effect from 30 June 2004. Whilst this is regrettable, since the Board has already applied for the cancellation of the Listing, the earlier suspension is expected to have no material additional adverse effect on Shareholders. The Board does not expect to be in a position to announce the interim results before the delisting becomes effective and, as a result, the Board expects the suspension to continue until the Company's shares are delisted.

Definitions

The following definitions apply throughout this document unless the context requires otherwise:

"Act"	Companies Act 1985
"Board" or "Directors"	the directors of the Company
"Blue Bird"	Blue Bird Body Company
"FSA"	the Financial Services Authority
"FSMA"	the Financial Services and Markets Act 2000 as amended from time to time
"Group"	Henlys Group plc and its subsidiaries
"Henlys" or "the Company"	Henlys Group plc
"Listing"	the listing of the Ordinary Shares on the Official List
"London Stock Exchange"	the London Stock Exchange plc

"Mayflower"	The Mayflower Corporation plc
"Official List"	the Official List of the UK Listing Authority
"Ordinary Shares"	Ordinary shares of 25p each in the capital of the Company
"Shareholders"	holders of Ordinary Shares
"TransBus International"	TransBus International Limited
"TransBus Holdings"	TransBus Holdings Limited
"UKLA" or "UK Listing Authority"	the FSA acting in its capacity as competent authority for the purposes of Part IV of the FSMA and in the exercise of its function in respect of the admission of securities to the Official List otherwise than in accordance with Part VI of the FSMA

Contact:

Henlys Group plc		Close Brothers Corporate Finance Limited	
Tel:	+44 20 7808 7225	Tel:	+44 20 7655 3100
David James C.B.E.	Chairman	Martin Gudgeon	
Tel:	+44 20 8953 9953		
Allan Welsh	Chief Executive		
Bill Gillespie	Finance Director		

End

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